Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Tackles Climate Change with
the Inauguration of a Carbon Capture and Storage Demonstration Facility
Paris, January 11, 2010 – Total today inaugurated Europe’s first end-to-end carbon* capture, transportation and storage demonstration facility, in Lacq, southwestern France, at a ceremony attended by Valérie Létard, France’s Secretary of State for Green Technology and Climate Negotiations.
This technology will help to reduce greenhouse gas emissions from industrial facilities that use fuel oil, natural gas and coal, such as power plants, steel plants, cement plants and refineries. According to the Intergovernmental Panel on Climate Change (IPCC), carbon capture and storage has the potential to mitigate one-third of carbon emissions and could be used at 7,000 industrial plants worldwide by 2050.
The €60-million Lacq project will help to tackle climate change, used alongside other Group solutions, such as enhancing the energy efficiency of facilities and products and initiatives to promote and develop renewable energies.
The demonstration facility uses an oxycombustion carbon capture technology developed by Air Liquide. Pure oxygen is substituted for air in an industrial boiler to produce smaller amounts of flue gas that is 90% carbon. The carbon is piped 27 kilometers from the Lacq plant to the Rousse geological storage site, where it is injected into a depleted natural gas reservoir located 4,500 meters belowground.
Over the next two years, around 120,000 metric tons of carbon dioxide will be captured and stored, equivalent to the amount that would be emitted by 40,000 cars over the same period.
The launch of the demonstration project was preceded by wide-ranging consultation of local stakeholders. Monitoring will continue for three years after the two-year carbon injection period.

*	Carbon is the main greenhouse gas responsible for global warming.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com